Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

CrossFirst Bankshares, Inc.

Leawood, Kansas

We consent to the incorporation by reference in the registration statements (No. 333-232704) on Form S-1, (Nos. 333-233744, 333-239636 and 333-260504) on Form S-8, and (No. 333-269943) on Form S-3 of CrossFirst Bankshares, Inc. of our report dated February 29, 2024, with respect to the consolidated statements of financial condition of CrossFirst Bankshares, Inc. as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years ended December 31, 2023, 2022 and 2021, and the related notes, which appears in the December 31, 2023, Annual Report on Form 10-K of CrossFirst Bankshares, Inc.

Kansas City, Missouri

February 29, 2024